SCHEDULE 13G
Oryx Energy Company
Common Stock $1 par value


Cusip # 687-63F-10-0

Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,909,500
Item 7:  -0-
Item 8:  3,909,500
Item 9:  3,909,500
Item 11: 3.7%
Item 12: IA



Cusip #: 687-63F-10-0
Item 1:  Reporting Person - Tiger
Performance L.L.C. Item 4:  Delaware
Item 5:  -0-
Item 6:  2,498,800
Item 7:  -0-
Item 8:  2,498,800
Item 9:  2,498,800
Item 11: 2.4%
Item 12: IA



Cusip Number: 687-63F-10-0
Item 1:  Reporting Person - Julian
H. Robertson, Jr.
Item 4:  U.S
Item 5:  -0-
Item 6:  6,408,300
Item 7:  -0-
Item 8:  6,408,300
Item 9:  6,408,300
Item 11: 6.1%
Item 12: IN
Item 1(a) Orxy Energy Company

Item 1(b) 13155 Noel Road, Dallas

Taxas  75240-5067

Item 2(a) This statement is filed on
behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").


Julian H. Robertson, Jr. is the
ultimate controlling person of TMLLC
and TPLLC.


Item 2(b) The address of each
reporting person is 101 Park Avenue,
New York, NY  10178


Item 2(c) Incorporated by reference
to item (4) of the cover page
pertaining to each reporting person.


Item 2(d) Common Stock $1 par value


Item 2(e) 687-63F-10-0


Item 3 TMLLC and TPLLC are
investment advisers registered under
Section 203 of the Investment
Advisers Act of 1940.


Item 4 Ownership as of  December 31,
1997 is incorporated by reference to
items (5) - (9) and (11) of the
cover page pertaining to each
reporting person.


Item 5 Not applicable

Item 6 Not applicable

Item 7 Not applicable

Item 8 Not applicable

Item 9 Not applicable

Item 10 By signing below, I certify
that, to the best of my knowledge
and belief, the securities referred
to above were acquired in the
ordinary course of business and were
not acquired for the purpose of and
do not have the effect of changing
or influencing the control of the
issuer of such securities and were
not acquired in connection with or
as a participant in any transaction
having such purpose or effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set
forth in this statement is true,
complete and correct.

February 13, 1998

TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:  /s/
Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for Kohl's
Corp. 2/7/95

AGREEMENT

The undersigned agree that this
Schedule 13G dated February 13, 1998
relating to shares of common stock
of Orxy Energy Company shall be
filed on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/ Nolan Altman
Under Power of Attorney dated
1/27/95

On File with Schedule 13G for Kohl's
Corp. 2/7/95